April 20, 2011

Richard T. Prins, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036

Re: Special Value Continuation Fund, LLC
        Registration Statement on Form N-2
        File Numbers 333-172669; 811-21936

Dear Mr. Prins:

We have reviewed the registration statement referenced above and have the following
comments. Whenever a comment is made in one location, it is considered applicable to
all similar disclosure appearing elsewhere in the registration statement.

 In your response letter, discuss TCP Capital Corp.'s (the "Holding Company") and
Special Value Continuation Partners LP's (the "Operating Company") plans to file a
notice of intent to be regulated as a business development company ("BDC") on Form
N-6F under the Investment Company Act of 1940 ("1940 Act"), to register its shares
under the Securities Exchange Act of 1934, and to file an election to be regulated as a
BDC on Form N-54A. Also discuss the Operating Company's plans to update its 1940
Act registration statement on Form N-2 once it becomes a BDC.

Registration Statement

In your response letter, provide us with your analysis of whether this offering also
constitutes an indirect offering of the limited partner interests of the Operating Company
and, if so, whether the limited partner interests should also be registered with this
registration statement and the Operating Company included as a co-registrant.

Cover Page

Add a footnote to the "Calculation of Registration Fee Under the Securities Act of 1933"
table to clarify that the amount being registered also includes all shares issued pursuant to
the underwriters' over-allotment option.

Prospectus

Substitute the word "we" with the identity of the person (for example, TCP, the Board of Directors or the General Partner) expressing any belief, expectation or similar statement made in the prospectus.

Cover Page

Prospectus Cover Page

In your response letter, provide us with your legal analysis of whether the limited partnership interests issued by the Operating Company, an entity which is proposing to file its own election to be regulated as a BDC, constitute securities issued by an eligible portfolio company within the meaning of section 2 (a)(46) of the 1940 Act. Discuss whether the Holding Company will make available significant managerial assistance to the Operating Company. Also explain how the Holding Company will comply with section 55 of the 1940 Act if it invests nearly all of its assets in the Operating Company.

Expand the first paragraph to clarify, if true, that TCP has no experience managing a BDC.

Reconcile the statement the TCP will provide administrative services to the Holding Company with the prospectus summary disclosure identifying SVOF/MM, LLC, the General Partner, as the administrator. Also disclose, if true, that the entity which will act as administrator has no experience providing administrative services to a BDC.

State how much of the $4.5 billion of committed capital that TCP has under management consists of the Holding Company's committed capital that TCP manages.

Revise the last sentence of the first paragraph to indicate that neither the Holding Company nor the Operating Company has previously operated as a BDC under the 1940 Act.

Also revise to clarify that the Holding Company and the Operating Company will have elected to be treated as a BDC under the 1940 Act prior to the time that the securities offered hereby could be sold.

Clarify that all of the disclosure contained in the second paragraph also pertains to the Operating Company's investment objective, investment strategies, and primary investment focus.

In the third paragraph, clarify whether approval for listing the Holding Company's common stock on the NASDAQ Global Select Market is a condition of the offering. In the alternative, disclose the material risks if it is not a condition to the offering.

Disclose the per share dollar amount of dilution that investors in this offering will immediately incur and provide a cross-reference to the "Dilution" section of the prospectus.

Expand footnote (1) to the pricing table to indicate that the expenses of the offering and the sales load will reduce the net asset value per share of each investor purchasing shares in this offering.

In the second sentence of the paragraph immediately following the Table of Contents, delete the phrase "and we cannot assure you of the accuracy or completeness of the data." Also delete the phrase "the same qualifications and" in the third sentence of the paragraph.

Table of Contents

It appears that "Part C-Other Information" should be deleted from the table of contents for the prospectus. Please revise or advise.

Prospectus Summary

Investment Portfolio

Disclose that the Operating Company obtained or invested in the existing investment portfolio holdings while it was a registered investment company and not as a BDC. Also highlight the material differences in the permitted investments and investment strategies of the Operating Company before and after it becomes a BDC.

Tennenbaum Capital Partners, LLC

Reconcile the statements made in the second paragraph regarding TCP's proven track record and successful investing, with its apparent lack of experience managing or administering a BDC and with any investment losses that the Holding Company may have experienced.

In the first paragraph, replace the phrase "on average, approximately 22 years of industry experience" with the number of years of industry experience for each of the persons identified.

Debt platform with multiple deal sourcing channels

Expand the fourth and fifth sentences to clarify the extent of the Holding Company's participation in the loan and investment activities identified therein.

Attractively priced leverage program

The prospectus discloses that the lenders under the Revolving Facility also own 6,700 Preferred Shares. Disclose the percentage interest of all the Preferred Shares owned by the lenders.   Also disclose that, as Preferred Shareholders, the lenders have representation on the Board of Directors.

Market Opportunity

Expand the first sentence to clarify that there can be no assurances that TCP will be able to provide the Holding Company with "profitable opportunities to lend its managed assets" and that the Holding Company has no investment track record operating as a BDC. In your response letter, discuss the factual basis supporting the assertions contained in the first sentence.

The Conversion

Disclose why the Holding Company merely "expects" to continue to qualify as a RIC following the conversion. Add appropriate risk disclosure as applicable.

Disclose whether the Operating Company will always be a wholly-owned subsidiary of the Holding Company and identify the agreement wherein the continued ownership of the Operating Company is reflected.

Conflicts of Interest

Specify the approximate dollar amount of the offering proceeds that will be used to repay debt owed to affiliates of the underwriters of this offering and identify the potential or actual conflicts of interest that this presents.

Clarify whether the entity identified as "BofA Merrill Lynch" on the prospectus front cover page is the same entity serving as the qualified independent underwriter for the offering.

Risks

Present the first paragraph in bold face type.

Present the risk summary as a bullet point listing of the material risks of an investment in the Holding Company.

The Offering

Use of Proceeds

Specify the approximate dollar amount of the offering proceeds that will be used to repay each of the underwriter affiliates.

Investment Management Agreements

Disclose that, unlike most advisory fees that are based on an entity's net assets, TCP's advisory fee is based on the Holding Company's gross assets and, therefore, TCP will benefit when the Holding Company incurs debt or uses leverage. Explain how the Holding Company's Board of Directors will monitor this conflict of interest.

Clarify that the amount of total compensation payable as a base management fee and as incentive compensation under the investment advisory agreements that the Holding Company and the Operating Company have entered into will, in the aggregate, not exceed 1.5% and 20%, respectively, on a consolidated basis and in the manner described in this section.

Clarify whether the investment management agreement between the Holding Company and TCP is contingent, such that if the Operating Company does not pay, the Holding Company will pay. Disclose the circumstances under which the Operating Company would not pay. Disclose why the Holding Company would be obligated to pay when it is not receiving the services directly. Clarify whether both the Holding Company and the Operating Company are signing the same investment management agreement or separate investment management agreements. Disclose the extent to which the General Partner will also enter into investment management agreements. Indicate whether any other investment management agreement entered into with the Holding Company will state that the Holding Company has no obligation to pay any base management fee or incentive compensation absent non-payment by the Operating Company.

Conflicts of Interest

Highlight the actual or potential conflicts of interest in the context of the matters discussed in this section.

Borrowings and Preferred Stock

Disclose that the Holding Company and the Operating Company will on a consolidated basis comply with the asset coverage requirements, the restrictions pertaining to the use of leverage and the other applicable capital structure requirements of the 1940 Act.

Administrator

Clarify, if true, that all expenses pertaining to the administration of the Holding Company and the Operating Company are limited to reimbursement on a cost basis without any profit markup and that the Holding Company and the Operating Company are not otherwise obligated to pay an administration fee.

Disclose whether there is any predetermined overall limit on the amount that the Holding Company and the Operating Company will be obligated to pay under the Administration Agreement. If there is no such limit, also add risk factor disclosure pertaining to the lack of a limit on expenses.

Fees and Expenses

Delete the first paragraph and instead provide only the information, and in the location, prescribed by General Instruction 1 of Item 3 to Form N-2.

Expand footnote (2) to indicate who paid the Holding Company's organizational costs and whether they will be reimbursed from the proceeds of this offering.

In footnote (4), explain how "gross assets" is converted to "net assets."

Expand footnote (4) to disclose that, because the base management fee is based on the Holding Company's gross assets, when the Holding Company uses leverage, the base management fee as a percentage of net assets attributable to common stock will increase.

Footnote (5) states that no incentive compensation will be "incurred" until after January 1, 2013. Clarify whether all "cumulative" income and other "cumulative" returns discussed in footnote (5) will be measured be in relation to the performance of the Holding Company and the Operating Company occurring after January 1, 2013.

Substitute the last sentence of the second paragraph of footnote (5) with a plain English version of the information contained therein.

Expand footnote (6) to briefly highlight the assumptions used when calculating "Interest Payments on Borrowed Funds"

Example

We believe that the Example should instead present the five percent return required by Form N-2 as if it results entirely from net realized capital gains (making the entire 5% return subject to the 20% capital gains incentive fee). Because the Fund's incentive fees represent a material expense, we believe excluding them from the Example would understate the expenses borne by shareholders.

Selected Financial Data

If the costs of operating the Holding Company and the Operating Company as BDCs are expected to be materially higher than operating as registered investment companies, then provide a statement indicating that the future expenses of the Holding Company and the Operating Company are expected to be materially higher than their historical expenses.

Risks

Delete the phrase "that we currently deem to be immaterial" from the fourth sentence of the first paragraph.

Provide a risk factor reflecting, if true, TCP's lack of experience operating and administering a business development company.

Disclose whether the Holding Company and the Operating Company have a policy that limits the amount of its assets that may be invested in illiquid securities. In the alternative, state that all of the Holding Company's and the Operating Company's assets may be invested in illiquid securities, and the risks associated therewith.

In your response letter, confirm that neither the Holding Company nor the Operating Company will engage in reverse repurchase agreements. In the alternative, provide a description of reverse repurchase agreements, noting that they represent borrowing by the Holding Company and the Operating Company and, if true, that they are subject to the Holding Company's and the Operating Company's overall limitation on borrowing. Also highlight the risks pertaining to reverse repurchase agreements.

Our use of borrowed funds and preferred securities…

Expand the third bullet to state further that all of the costs of offering and servicing debt and/or preferred stock, including interest and/or dividend payments, will be borne entirely by the Holding Company's common shareholders.

In addition, the regulatory restrictions that restrict our ability to raise capital…

In the second paragraph, update the status of the covenant compliance as of a recent date.

In your response letter, confirm that the Operating Company or the Holding Company will not borrow from, grant security interests to, or pledge assets to affiliates.

Disclose that any person from whom the Operating Company and the Holding Company borrows will not, when acting in the capacity of a lender, have either a veto power or a vote in approving or changing any of the Operating Company's or the Holding Company's investment policies.

Disclose whether any grant of a security interest in the Operating Company's or the Holding Company's assets in connection with any borrowing by the Operating Company or the Holding Company will be limited to a maximum percentage of the Operating Company's or the Company's total assets.

Disclose whether, when the Operating Company issues preferred interests, some directors will represent both common stockholders and preferred interestholders. If they will, disclose the potential conflict of interest this may present.

The creditors under the Revolving Facility have a first claim…

In the second sentence, specify the percentage of total assets that have been pledged as collateral under the Revolving Facility.

If we incur additional leverage, it could increase the risk…

In the risk factor caption, change the word "could" to the word "will."
In the tabular presentation, use minus signs instead of parentheses to denote negative values.

If TCP is unable to manage our investment effectively…

Expand the second paragraph to highlight the risks where limited investment opportunities will be allocated on other than a strictly pro-rata basis.

Our incentive fee may induce our Advisor…

Briefly highlight how the Holding Company's and the Operating Company's Boards of Directors will monitor the conflict of interests described therein. Also, expand the discussion to disclose whether TCP and/or the General Partner also controls the timing of when capital gains and losses will be realized on investments and that therefore it has a conflict of interest to maximize its incentive fee even though the timing may not be in the best interests of the Holding Company's shareholders.

Disclose that the Holding Company and the Operating Company will accrue as a liability each time it calculates net asset value the amount by which it may owe TCP or the General Partner for the incentive fee, based on the unrealized and realized capital appreciation.

Our investments may be risky, and you could lose all or part of your investment.

Discuss the extent to which the Operating Company may invest in derivatives and the related risks of such investments.

Investors in this offering may experience immediate dilution…

Change the word "may" to the word "will" in the risk factor caption.

Specify the per share dollar amount of dilution that investors in this offering will incur and clarity that the net asset value of an investor's shares will be immediately reduced by the amount of the dilution per share.

Special Note Regarding Forward-Looking Statements

Expand the third sentence of the last paragraph to indicate that the "safe harbor" provisions found in Section 21E of the Securities Exchange Act of 1934 also do not apply to statements made in the Holding Company's and the Operating Company's Securities Exchange Act periodic reports.

Capitalization

Provide the dollar value missing from under the "Actual" assets column.

Distributions

In the last paragraph clarify that stockholders who receive distributions in the form of additional shares of common stock will nonetheless be required to pay applicable federal, state or local taxes on the reinvested dividends but will not receive a corresponding cash distribution with which to pay any applicable tax. Also disclose the reinvested dividends increase the Holding Company's and the Operating Company's gross assets on which a management fee and an incentive management fee are payable to TCP and the General Partner.

Investment Portfolio

In the second paragraph, specify the approximate percentage of the Operating Company's total assets that consist of distressed investments, and the portion of that consisting of investments in default.

Market Opportunity

The tables and charts presented are illegible and should be presented in larger type.

Indicate whether the sources from where the information contained in the charts, graphs and reports is taken have consented to use of the information in the registration statement.

Management's Discussion and Analysis

Expenses

In the last sentence of the first paragraph, clarify that the Holding Company's common stockholders indirectly bear all of the costs and expenses of the Holding Company and the Operating Company.

In your response letter, identify which of the Holding Company's fee table line items includes each of the actual or estimated costs and expenses set forth in this section. Also confirm that all such costs and expenses are reflected in the example presentation.

In your response letter, confirm that estimates of all of the costs and expenses for which the Holding Company and the Operating Company will reimburse TCP, the General Partner, the underwriters or their affiliates are included in the prospectus fee table and expense example presentation.

Financial and operating highlights

Expand the disclosure to provide a five-year comparative presentation for the period ended December 31, 2010.

Dividends

In the first footnote, insert the phrase "which were initially issued at $1,000 per share" after the word "Conversion."

Investment Portfolio

It appears that the first debt instrument listed should be accompanied by a subsequent events statement briefly assessing the potential impact of the Chapter 11 filing by the Borders Group, Inc. in February 2011.

Management of the Holding Company-Board of Directors

Please note that the requirements of Section 56(a) of the 1940 Act must be satisfied at the time that the Holding Company files its Form N-54A.

Investment Objective and Restrictions

Expand the disclosure to highlight what is generally permitted under the 1940 Act in the context of the activities identified in the first and second bullet points.

Operating Company

In the fourth paragraph, clarify whether the Operating Company is permitted to issue any securities other than the securities that are currently outstanding.

Identify the matters pertaining to the Operating Company that the common stockholders of the Holding Company will be entitled to vote on through the use of "pass-through" voting or otherwise.

Clarify what rights the common stockholders of the Holding Company will have in respect of any investment management agreement involving the Operating Company.

In the fifth paragraph, clarify whether the dissolution of the Operating Company would also require Company shareholder approval.

Disclsoe the extent to which the Holding Company or the Operating Company could either securitize any of its assets or invest in any securitized instruments.

Revolving Facility

Clarify whether the Credit Agreement and the document that sets forth the terms of the Revolving Facility are one and the same document.

Expand the last paragraph to indentify the prospectus location of the material terms of the Leverage Program.

Regulation

Specify the percentage vote required for the Holding Company and the Operating Company to de-elect their status as a BDC.

Conflicts of Interest

In the last sentence, clarify how Merrill Lynch's "legal responsibilities and liabilities of an underwriter under the Securities Act of 1933" are different from the legal responsibilities and liabilities of the other underwriters for this offering.

Financial Statements

Our accounting staff will contact you directly and provide you with their financial statement and other accounting-related comments.

Part C – Item 25. Financial Statements and Exhibits

File as exhibits to the registration statement the Form of Investment Advisory Agreement entered into on behalf of the Operating Company, the Operating Company's Amended and Restated Limited Partnership Agreement (and any other of the Operating Company organic documents), and the Operating Company's Statement of Preferences of the Preference Interests.

Closing

If you intend to omit certain information, in reliance on Rule 430A of Regulation C under the Securities Act, from the prospectus included in the registration statement at the time of effectiveness, please identify the omitted information to us, preferably before filing the final pre-effective amendment.

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Whenever a comment is made in one location, it is considered applicable to all similar disclosure appearing elsewhere in the registration statement.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Holding Company, the Operating Company and their management are in possession of all facts relating to the Holding Company's and the Operating Company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In the event the Holding Company and the Operating Company request acceleration of the effective date of the pending registration statement, they should furnish a letter, at the time of such request, acknowledging that

- the Holding Company and the Operating Company are responsible for the adequacy and accuracy of the disclosure in the filing;

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Holding Company and the Operating Company from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Holding Company and the Operating Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Should you have any questions regarding this letter, please contact me at (202) 551-6964.

Sincerely,

Dominic Minore
Senior Counsel